Exhibit 99.1

PRESS RELEASE

NEW DATA FROM ASLAN’S STUDY OF VARLITINIB IN CHINA ACCEPTED AS LATE-BREAKING ORAL PRESENTATION AT 2019 CSCO ANNUAL MEETING

Singapore, 27 August 2019 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage oncology and immunology focused biopharma company, today announced that a late-breaking abstract detailing results from a phase 2 study of varlitinib in patients with advanced or metastatic biliary tract cancer in China has been accepted for oral presentation at the upcoming 2019 Chinese Society of Clinical Oncology (CSCO) in Xiamen, China on 19 September 2019.

Dr Carl Firth, Chief Executive Officer of ASLAN Pharmaceuticals, said: “Our study of varlitinib is the largest clinical trial conducted to date on biliary tract cancer patients in China and we are pleased to see the data we have generated welcomed as an important insight into the treatment of BTC by a prestigious academic group like CSCO.”

The abstract titled: “JADETREE*: A phase 2A, single arm, multicenter, study of the panHER inhibitor varlitinib plus capecitabine in Chinese patients with advanced or metastatic biliary tract cancer (BTC)”, will be presented in an oral session by Dr. Weijia Fang, Associated Chief Physician , M.D., Department of Medical Oncology, Zhejiang University.

Varlitinib is a highly potent pan-HER inhibitor that targets the human epidermal growth factor receptors HER1, HER2 and HER4. At CSCO, new data will be presented from ASLAN’s phase 2A, single arm, multicenter study of varlitinib plus capecitabine in unselected Chinese patients with second line BTC. Patients with advanced or metastatic BTC who failed on prior first line gemcitabine containing regimens were given varlitinib (300 mg twice daily in a 21-day cycle) plus capecitabine (1,000mg/m2 twice daily for 2 weeks followed by a 7-day rest period).

Presentation date: Thursday, 19 September 2019
Presentation time: 3:30pm – 3:40pm CST

*JADETREE: Joint Assessment of Drug Efficacy of Pan-Her inhibition using Varlitinib in second line BTC in China

Ends

Media and IR contacts
Emma Thompson
Spurwing Communications
Tel: +65 6571 2021

Email: ASLAN@spurwingcomms.com

Robert Uhl
Westwicke Partners
Tel: +1 858 356 5932

Email: robert.uhl@westwicke.com

About varlitinib (ASLAN001)

Varlitinib (ASLAN001) is a highly potent, oral, reversible, small molecule pan-HER inhibitor that targets the human epidermal growth factor receptors HER1, HER2 and HER4. These receptors can be mutated or overexpressed in many tumours, which can cause excessive proliferative activity and uncontrolled growth. Therefore, by inhibiting the activation of the HER receptors, varlitinib could inhibit proliferation and control tumour growth. Varlitinib has been granted orphan drug designation in the United States for gastric cancer and cholangiocarcinoma, a sub-type of biliary tract cancer, and was awarded orphan drug designation for the treatment of biliary tract cancer by the Ministry of Food and Drug Safety in South Korea.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology and immunology focused biopharma company targeting cancers that are both highly prevalent in Asia and orphan indications in the United States and Europe. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has offices in Taiwan and China. ASLAN’s clinical portfolio is comprised of three product candidates which target validated growth pathways applied to new patient segments, novel immune checkpoints and novel cancer metabolic pathways. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the timing, scope, progress and outcome of the Company’s on-going clinical studies, the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. These forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the US Securities and Exchange Commission on April 29, 2019.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.